UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

Toll Brothers, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

889478103

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 889478103

(1)	Names of reporting persons Robert I. Toll
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 15,668,537
(6) Shared voting power 251,375
(7) Sole dispositive power 15,668,537
(8) Shared dispositive power 251,375
(9)	Aggregate amount beneficially owned by each reporting person 15,919,912
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 9.40%
(12)	Type of reporting person (see instructions) IN

Item 1 (a).	Name of Issuer:

Toll Brothers, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

250 Gibraltar Road

Horsham, PA 19044

Item 2 (a).	Name of Person Filing:

Robert I. Toll

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

Toll Brothers, Inc.

250 Gibraltar Road

Horsham, PA 19044

Item 2 (c).	Citizenship:

United States

Item 2 (d).	Title of Class of Securities:

Common Stock

Item 2 (e).	CUSIP Number:

889478103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

(a) ☐	Broker or Dealer registered under section 15 of the Act

(b) ☐	Bank as defined in section 3 (a) (6) of the Act

(c) ☐	Insurance Company as defined in section 3 (a) (19) of the Act

(d) ☐	Investment Company registered under section 8 of the Investment Company Act

(e) ☐	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) ☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income of 1974 or Endowment Fund; see 240.13d-1 (b) (1) (ii) (F)

(g) ☐	Parent Holding Company, in accordance with 240.13d-1 (b) (ii) (G) (Note: See Item 7)

(h) ☐	Saving Association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i) ☐	Church Plan is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act

(j) ☐	Group in accordance with 240.13d-1(b) (1) (ii) (J)

Item 4.	Ownership:

(a)	Amount Beneficially Owned as of December 31, 2011:

15,919,912*

(b)	Percent of Class:

9.40%

(c)	Number of Shares as to which such person has:

(i)	sole power to vote or to direct the vote:

15,668,537*

(ii)	shared power to vote or to direct to the vote:

251,375

(iii)	sole power to dispose or to direct the disposition of:

15,668,537*

(iv)	shared power to dispose or to direct the disposition of:

251,375

*	Includes 2,875,000 shares issuable pursuant to outstanding options granted, which are currently exercisable or which first become exercisable within 60 days.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 7, 2012	/s/ Robert I. Toll
Robert I. Toll
Signature